Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2024 Second Quarter Results

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Second quarter operating income of $208.1 million increased from $192.4 million the same quarter last year, primarily from contributions from business acquisitions offset by continued weaker market conditions.
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Second quarter net income of $117.8 million compared to $128.2 million in Q2 2023, while adjusted net income1 of $145.6 million increased from $138.9 million.
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Second quarter diluted earnings per share (diluted “EPS”) of $1.38 compared to $1.47 in Q2 2023, while adjusted diluted EPS1 of $1.71 increased from $1.59.
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Second quarter net cash from operating activities of $248.5 million increased from $200.4 million in Q2 2023 and free cash flow1 of $151.4 million increased from $138.1 million, used in part to repay over $100.0 million in debt since the Daseke acquisition.

Montreal, Quebec, July 25, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the second quarter ended June 30, 2024. All amounts are shown in U.S. dollars.

“TFI International again posted very solid results despite soft market conditions, with year-over-year growth in revenues and operating income across all our business segments,” said Alain Bédard, Chairman, President and Chief Executive Officer. “Our performance was driven by the impressive execution by our team, including at the recently acquired Daseke operations where integration work is already off to a strong start. In addition, we’re executing well within US LTL, with continued improvements in tonnage, weight per shipment and revenue per shipment. We’re pleased with our consolidated net cash from operating activities of nearly $250 million and our free cash flow of more than $150 million, both up significantly over the past year. This strong cash flow is key in our ability to create value through strategic investment, regardless of market conditions, while returning excess capital to shareholders whenever possible.”

SECOND QUARTER RESULTS

Financial highlights	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share data)	2024	2023	2024	2023
Total revenue	2,264.5	1,791.3	4,135.4	3,641.4
Revenue before fuel surcharge	1,961.1	1,549.5	3,572.6	3,109.9
Adjusted EBITDA[1]	380.1	300.3	648.5	564.5
Operating income	208.1	192.4	359.7	358.8
Net cash from operating activities	248.5	200.4	449.2	432.5
Net income	117.8	128.2	210.6	240.2
EPS - diluted ($)	1.38	1.47	2.47	2.74
Adjusted net income[1]	145.6	138.9	251.1	255.4
Adjusted EPS - diluted¹ ($)	1.71	1.59	2.95	2.92
Weighted average number of shares ('000s)	84,500	86,135	84,487	86,357
Weighted average number of diluted shares ('000s)	85,124	87,125	85,247	87,537
Number of share outstanding - end of period ('000s)	84,604	85,801	84,487	86,357
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

Total revenue of $2.26 billion increased from $1.79 billion in the prior year period and revenue before fuel surcharge of $1.96 billion increased from $1.55 billion in the prior year period. The increase is due to contributions from acquisitions partially offset by a reduction of volumes due to a continued weaker transportation environment and a reduction in fuel surcharge revenue.

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Earnings Press Release

Operating income of $208.1 million increased from $192.4 million in the prior year period. The increase in operating income is from business acquisitions and is partially offset by lower volumes and a $19.7 million restructuring charge related to the acquisition of Daseke recorded in the Corporate segment.

Net income of $117.8 million compared to $128.2 million in the prior year period, and net income of $1.38 per diluted share compared to $1.47 in the prior year period. The net income included a $19.7 million restructuring charge and an increase in interest expense of $24.0 million related to the financing of the Daseke acquisition. Adjusted net income, a non-IFRS measure, was $145.6 million, or $1.71 per diluted share, up from $138.9 million, or $1.59 per diluted share, the prior year period.

Total revenue increased in all segments relative to the prior year period with increases of 1% for Less-Than-Truckload, 78% for Truckload, primarily from the acquisition of Daseke, and 24% for Logistics. Operating income increased 2% for Less-Than-Truckload, 26% for Truckload and 54% for Logistics in the second quarter compared to the prior year.

SIX-MONTH RESULTS

Total revenue of $4.14 billion increased from $3.64 billion in the prior year period and revenue before fuel surcharge of $3.57 billion increased from $3.11 billion in the prior year period. The increase is due to contributions from acquisitions partially offset by a reduction of volumes due to a continued weaker transportation environment and a reduction in fuel surcharge revenue.

Operating income of $359.7 million increased from $358.8 million in the prior year period. The increase in operating income is from business acquisitions and is partially offset by lower volumes and a $19.7 million restructuring charge related to the acquisition of Daseke recorded in the Corporate segment.

Net income of $210.6 million compared to $240.2 million in the prior year period, and net income of $2.47 per diluted share compared to $2.74 in the prior year period. The net income included a $19.7 million restructuring charge and an increase in interest expense of $34.5 million primarily related to the financing of the Daseke acquisition. Adjusted net income, a non-IFRS measure, was $251.1 million, or $2.95 per diluted share, compared to $255.4 million, or $2.92 per diluted share, the prior year period.

Total revenue increased relative to the prior year period with increases of 35% for Truckload, primarily from the acquisition of Daseke, and 25% for Logistics, and a decrease of 2% for Less-Than-Truckload. Operating income increased 1% for Less-Than-Truckload and 41% for Logistics, and decreased 9% for Truckload in the second quarter compared to the prior year.

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SEGMENTED RESULTS
(in million of U.S. dollars)	Three months ended June 30				Six months ended June 30
	2024		2023		2024		2023
	$		$		$		$
Revenue before fuel surcharge
Less-Than-Truckload*	794.2		787.7		1,577.7		1,590.2
Truckload	737.7		410.7		1,135.4		824.8
Logistics	442.4		361.8		884.3		717.0
Eliminations	(13.1)		(10.7)		(24.8)		(22.2)
	1,961.1		1,549.5		3,572.6		3,109.9
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Less-Than-Truckload*	109.9	13.8%	107.8	13.7%	194.9	12.4%	193.0	12.1%
Truckload	83.3	11.3%	66.2	16.1%	124.8	11.0%	136.7	16.6%
Logistics	50.6	11.4%	32.9	9.1%	90.8	10.3%	64.6	9.0%
Corporate	(35.7)		(14.4)		(50.8)		(35.5)
	208.1	10.6%	192.4	12.4%	359.7	10.1%	358.8	11.5%
Note: due to rounding, totals may differ slightly from the sum.

* In the second quarter of fiscal 2024, it was determined that Package and Courier operating segment should be aggregated with the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments, forming the Less-Than-Truckload reportable segment. Comparative information for Less-Than-Truckload reportable segment has been recast to be consistent with current reportable segments.

CASH FLOW

Net cash flow from operating activities was $248.5 million during Q2, an increase from $200.4 million the prior year. This increase was due primarily to an increase in depreciation and amortization of $44.4 million, $22.0 million fewer payments of provisioned amounts, and $13.8 million lower cash taxes, partially offset by a decrease in non-cash working capital of $25.8 million.

Net cash from investing activities decreased by $895.1 million as a result of an increase in spending on business acquisitions of $775.0 million, $85.7 million less proceeds from sale of investments, and an increase in net capital expenditures of $34.8 million.

The Company returned $67.5 million to shareholders during the quarter through dividends and share repurchases.

On June 17, 2024, the Board of Directors of TFI International declared a quarterly dividend of $0.40 per outstanding common share paid on July 15, 2024, representing a 14% increase over the $0.35 quarterly dividend declared in Q2 2023. The annualized dividend represents 18.5% of the trailing twelve month free cash flow1.

WEBCAST DETAILS

TFI International will host a webcast on Friday, July 26, 2024 at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the webcast or access the replay of the webcast via the link accessible on the TFI website under the Presentations and Reports section.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;

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Earnings Press Release

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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2024 Q1 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the international Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, nor as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

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Earnings Press Release

Adjusted EBITDA	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2024	2023	2024	2023
Net income	117.8	128.2	210.6	240.2
Net finance costs	47.4	18.7	74.7	35.9
Income tax expense	42.9	45.5	74.3	82.8
Depreciation of property and equipment	87.5	62.3	152.0	121.4
Depreciation of right-of-use assets	45.8	32.0	81.1	63.4
Amortization of intangible assets	19.3	13.9	36.5	27.4
Restructuring from business acquisition	19.7	-	19.7	-
Gain on sale of assets held for sale	(0.3)	(0.3)	(0.5)	(6.6)
Adjusted EBITDA	380.1	300.3	648.5	564.5
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars, except per share data)	2024	2023	2024	2023
Net income	117.8	128.2	210.6	240.2
Amortization of intangible assets related to business acquisitions	17.1	14.8	33.1	27.4
Net change in fair value and accretion expense of contingent considerations	0.0	0.4	0.1	0.4
Net foreign exchange loss (gain)	1.5	(0.4)	2.8	(0.8)
Restructuring from business acquisitions	19.7	-	19.7	-
Gain, net of impairment, on sale of land and buildings and assets held for sale	(0.3)	(0.3)	(0.5)	(6.5)
Tax impact of adjustments	(10.3)	(3.7)	(14.7)	(5.3)
Adjusted net income	145.6	138.9	251.1	255.4
Adjusted earnings per share - basic	1.72	1.61	2.97	2.96
Adjusted earnings per share - diluted	1.71	1.59	2.95	2.92
Note: due to rounding, totals may differ slightly from the sum.

Free cash flow:

Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements.

Free cash flow	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2024	2023	2024	2023
Net cash from operating activities	248.5	200.4	449.2	432.5
Additions to property and equipment	(118.9)	(84.2)	(196.4)	(160.4)
Proceeds from sale of property and equipment	19.6	19.5	32.3	44.2
Proceeds from sale of assets held for sale	2.2	2.4	3.4	17.5
Free cash flow	151.4	138.1	288.6	333.8

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Note to readers: Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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